AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

BLACKROCK INVESTMENT MANAGEMENT, LLC

THIS AMENDMENT is made as of May 1, 2023 to the Investment Sub-Advisory Agreement dated May 1, 2014, as amended (the ‘‘Agreement”), between Transamerica Asset Management, Inc. and BlackRock Investment Management, LLC (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.

Schedule A. Schedule A to the Agreement is hereby deleted and replaced with the attached revised Schedule A effective May 1, 2023, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Investment Sub-Advisory Agreement dated May 1, 2014, as amended, is confirmed and remains in full force and effect.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:
Name:	Christopher A. Staples
Title:	Senior Vice President

BLACKROCK INVESTMENT MANAGEMENT, LLC

By:
Name:	Melissa Buccilli
Title:	Director

SCHEDULE A

as May 1, 2023

Fund	Investment Subadvisory Fee*
Transamerica BlackRock Real Estate	0.34% of the first $250 million
Securities VP	0.32% over $250 million up to $750 million
0.30% over $750 million

Transamerica BlackRock Government Money Market VP**	0.024%

* As a percentage of average daily net assets on an annual basis.

**The average daily net assets for the purpose of calculating the Investment Sub-advisory Fee will be determined excluding assets that are invested in a BlackRock money market fund.